Via EDGAR Correspondence
July 10, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

RE:    Coca-Cola European Partners PLC
Form 20-F for Year Ended December 31, 2016
Response Letter dated May 31, 2017 (the “Initial Response Letter”)
File No. 1-37791

Dear Mr. Decker:

Thank you for your letter dated June 23, 2017 setting forth the follow-up comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”) of Coca-Cola European Partners plc (“CCEP” or the “Company”). To facilitate your review of the Company’s responses to the Staff’s follow-up comments, we have reproduced in italics the comments from your letter and each is followed by the Company’s response. Defined terms used herein but not defined herein shall have the same meaning given such terms in the Initial Response Letter.

Financial Statements
Note 3. Segment Information, page 106

1.
We have reviewed your response to comment 3 and require further information in order to evaluate your response. Please address the following matters with respect to your Board-as your CODM-and your CEO:

◦	Describe what consideration was given to your CEO being your CODM.

Response
The Company considered a number of possible alternatives in its CODM assessment including the CEO, which was the role previously identified as the CODM by CCE (the Company’s accounting predecessor). In considering the CEO in its CODM assessment, the Company evaluated the role, responsibilities, and decision-making authority of the CEO for CCEP versus CCE. In the Company’s judgment, the role of CEO changed significantly for CCEP versus CCE. For example, the CEO role for CCEP is no longer combined with the role of Chairman of the Board as specified in the UK Corporate Governance Code. Additionally, for CCEP, the CEO’s role and activities are more focused on managing the day-to-day operations of the business, while the Company’s Board is ultimately responsible for assessing performance and allocating resources. Refer to further discussion below on the roles and responsibilities of the CEO and the Board and the impact this had on the Company’s CODM assessment.

As noted in our Initial Response Letter, after considering the Company’s facts and circumstances, the Company determined that the Board is functioning in a manner that represents the most senior executive decision-making level of the Company and, therefore, is the CODM. The CEO, as segment manager, is accountable for operating results and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.

◦	Elaborate more on the activities and decisions of the Board versus activities and decisions of the CEO.

Response
The Board is responsible for setting the strategic direction of the Company, the allocation of resources, assessing the performance of the Company, and oversight of risk management. The CEO performs the day-to-day management of the business, along with the leadership team (CEO and direct reports), and is responsible for the performance of the geographic

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general managers and global function leads. A key focus of the CEO is on current trading in the market and he provides regular updates to the Board regarding operating activities, financial results, forecasts, and plans for the Company. The CEO is ultimately responsible for executing the operating decisions made by the Board with the resources allocated to him.

The Shareholders Agreement that the Company entered into in connection with the Merger (the “Shareholders Agreement”) outlines how the Company is to be organised and operated and explicitly identifies the roles of the Board and the CEO, along with certain matters reserved for the approval of the Board. In addition, the decision-making authority of the Board, the CEO and the other committees of the Company, is set out within the Company’s Chart of Authority (“COA”). The COA defines approval requirements across all management levels of the Company. The Company has summarised certain extracts from the Shareholders Agreement and the COA, which illustrate the decision-making authority of the Board and CEO, as they relate specifically to operating activities of the Company. The items noted below as reserved for the Board or one of its Committees represent active decisions and not the approval of decisions made by management:

The Shareholders Agreement reserves the following selected matters for the Board:

–	Enter into any contract commitment or arrangement which is material to the business of the Company outside the ordinary course, and not specifically identified in the annual business plan (“ABP”);

–	Any suspension, cessation or abandonment of any material activity of the Company or any company within the group;

–	Any material change to the nature, primary focus of or geographic area of the business or the closing of any material operating establishment of the business; and

–	Any material actual or proposed reorganization or liquidation or similar of any company within the group.

The COA requires final approval for these selected matters from the Board or one of its Committees:

–	The ABP (including all commercial plans and the annual capital plan) and the long range plan (“LRP”) or any material deviation from the ABP or LRP;

–
Any transaction involving the acquisition or disposition by the Company of franchise rights or territories or any merger or consolidation between the Company and The Coca-Cola Company (“TCCC”) or another affiliates;

–	Merger and acquisition activity with a party other than TCCC or any other affiliate in excess of €10 million;

–	Any affiliate purchases outside the ordinary course of business;

–	Any transaction with an affiliate or franchisor of the Company outside the ordinary course of business;

–
Any material changes to an existing franchise agreement such as putting a new brand into an existing territory under a new agreement, putting an existing brand into a new territory under a new agreement, putting a new brand into a new territory under a new agreement or renewal of an existing agreement;

–	All capital asset acquisitions and disposals in excess of €15 million (Audit Committee approval is required for all amounts in excess of €5 million);

–	Treasury-related items such as issuing new debt, opening and closing bank accounts, amending a credit facility, and issuing third-party guarantees;

–	Legal settlements > €10 million;

–	Any contract and agreement (excluding commercial agreements) not covered by another section of the COA with a value > €10 million;

–	Hire, appointment, or termination of any member of the leadership team of the Company;

–	Compensation for any member of the leadership team of the Company; and

–	Write-off of an asset or investment, including accounts receivable, finished goods inventory, or raw materials, with a value > €25 million.

The COA allows final approval by the CEO for these selected matters:

–
Transactions involving non-material changes to existing franchise agreements, which are considered to include: standard franchise agreement renewals; new packaging initiatives; discontinuation of distribution or production of a TCCC product line in an existing territory; adding or deleting a flavour to / from an existing TCCC product line in an existing territory; or adding new TCCC brands or territories under existing agreements;

–	Merger and acquisition activity with a party other than TCCC or any other affiliate with a transaction value between €1 million and €10 million;

–	Multi-national customer marketing programmes;

–	Legal settlements < €10 million; and

–	Any contract and agreement (excluding commercial agreements) not covered by another section of the COA with a value < €10 million.

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For certain of the items noted above where only CEO approval is required, in practice, the decision rights are potentially limited by the Board’s oversight through its involvement in the review and approval of business decisions and the capital investment approval limits required of the Board by the COA (e.g. discontinuing a production line would likely result in a significant write-off or capital investment). Importantly, all decisions made at an operational level are made within the framework of the ABP and the long-term strategy approved by the Board. The CEO updates and other management reports to the Board also provide an opportunity for the Board to guide and advise on approach. For example, franchise agreements are reviewed individually in a Board Committee. Similarly, sustainability initiatives are reviewed in a Board Committee whilst packaging design and innovation are reviewed by the Board.

To support the Board in carrying out its activities, there are a number of Board Committees to which certain matters are delegated. For example, as highlighted above, Audit Committee approval is required for all capital asset acquisition and disposal in excess of €5 million. Further description of the Company’s Board Committees and their activities is included within the Corporate Governance Report of the Company’s 2016 Form 20-F.

◦
You state that the Board makes decisions with respect to capital investments, restructuring activities such as production and distribution facility rationalization or route-to-market changes, pan-European or local product and package innovations, and licensing agreements. Explain how frequently these types of decisions are made by the Board and whether any thresholds exist for required Board approval.

Response
In general, the Board takes final approval decisions during standing Board meetings in accordance with good governance practices in the UK. Since the formation of the Company in May 2016, Board meetings have been held on eight separate occasions. Additionally, as noted, various committees of the Board are charged with approving certain business decisions, such as the Affiliated Transaction Committee (“ATC”) and the Audit Committee. Discussion of items can occur outside the normal Board cycle when needed. Please refer below where the Company has highlighted examples of the decisions taken by the Board since the Company’s formation in May 2016:

Capital investments: The framework for allocation of capital was recently reviewed by a Board Committee which reported back to the Board as a whole to decide on the right approach. This is repeated twice a year. Material capital expenditure is reviewed and determined by the Audit Committee and significant capital expenditure also by the full Board.

Restructuring activities: There is a regular report on and discussion of restructuring and integration activities as a standing item at every Board meeting. The Board also considers and determines the approach to and plans for restructuring as part of the business planning process.

Product and packaging innovations: Portfolio including innovation and packaging are considered by the Board in deciding strategy and in monitoring its execution.

Licensing agreements: Licensing agreements and changes to them are reviewed by the ATC individually and progress monitored. Material decisions are referred to the Board for approval.

Thresholds as they relate to the decision-making authority of the Board are set out above.

◦	Indicate how frequently the CEO meets with the general managers of your geographic business units.

Response

The CEO meets regularly with the leadership team (which includes the general managers of the geographic business units), as outlined below:

Weekly: there is typically a telephonic meeting with the CEO and leadership team to update on business performance and other material matters.

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Monthly: there is a monthly management meeting with the geographic business unit general managers to discuss business forecasts, planning activities with TCCC and other franchise partners, as well as people matters.

Quarterly: the CEO meets with his leadership team to review operational results in the quarterly business review meeting.

Annually: for the LRP and ABP to the presented to the BOD for approval.

In addition to these scheduled meetings, the CEO makes a number of ad-hoc market visits and supply-chain site visits during the year in which he will, at times, meet with the respective general managers.

◦	Compare and contrast how the roles and responsibilities of the CEO -as the CODM- and the Board of CCE, your predecessor, differ from those of the CEO and the Board of CCEP

Response
The Merger Agreement and formation of CCEP brought meaningful changes to the Company’s Board and governance framework as outlined in the Company’s European prospectus approved by the UK Listing Authority, the registration statement on Form F-4, which was filed with the SEC, and the Company’s 2016 Form 20-F. The following bullets highlight certain key differences in the structure and composition of the Boards of CCE and CCEP, which have a direct impact on the roles and responsibilities of the Board and CEO for CCEP when compared to CCE:

•
CCE’s Board consisted of 11 independent directors plus the CEO/Chairman. CCEP’s Board was newly formed after the Merger and consists of 17 directors including seven independent directors that were former CCE directors, two new independent directors, five non-independent directors nominated by Olive Partners (34 percent shareholder of CCEP), including the Chairman, two non-independent directors nominated by TCCC (18 percent shareholder of CCEP), and the CEO. For CCEP, the composition of the Board means that seven directors, including the Chairman, are nominated by shareholders that own 52 percent of the Company’s outstanding shares. This concentration of shareholding, and the Shareholder Agreement entered as part of the Merger, has resulted in the Board having significantly greater authority over the allocation of resources and taking a more active and significant role in the operating decision-making of the Company.

•
CCE was a US based company with a US Board and governance structure. CCEP is a UK based company with a European Board and governance structure. Importantly, as set out above, CCEP is governed by the UK Corporate Governance Code. There are a number of differences in approach. For example, the Code stipulates a separation between Chairman and CEO roles and requires monitoring as well as identification of risk by the Board. Particularly with the involvement of reference shareholders and agreed governance which overtly refers major decisions to the Board, this gives the Board a much greater role in CCEP’s operating decision-making than it had in CCE’s.

With regard to the CEO role, prior to the Merger, CCE reported one operating segment (Western Europe) and, as noted, the CEO/Chairman was deemed to be the CODM by CCE. The leadership structure of CCE included a Chief Operating Officer (COO), who was the segment manager, and the general managers of each of CCE’s geographic business units reported directly to the COO (Great Britain, France, and NEBU). The CEO/Chairman, as the CODM, reviewed and utilized information only at a consolidated level to evaluate performance and allocate resources, and the COO, as segment manger, was accountable for operating results and maintained regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.

Subsequent to the Merger, in December 2016, the Company’s US based CEO retired from the Company and the European based COO was appointed CEO. The role of COO was eliminated from the leadership structure.

The structure adopted by the Company, the elimination of the COO role, and the separation of the roles of CEO and Chairman resulted in significant changes in the roles and responsibilities of the CEO and Board for CCEP when compared to CCE. As noted above and based on these roles and responsibilities, the Company concluded that the Board is ultimately responsible for assessing performance and allocating resources, while the CEO is the segment manager accountable for the day-to-day operations of the business.

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2.
You state that the CODM reviews and utilizes consolidated results to evaluate performance and allocate resources. Please explain how the CODM makes decisions about marketplace investment, production or distribution facility rationalization, route-to-market changes, and local product and package innovations, and license agreements using consolidated information. Please also include a discussion of any limitations to the CEO’s decision making authority as it relates to resource allocation, evaluation of performance and the other key decisions described above.

Response
Typically, the Board is provided with a Directors Report on a monthly basis that provides an update on the business and operating performance at a consolidated level, including budget to actual variances. The Board does not regularly review discrete financial information at a disaggregated or lower level than consolidated results. As noted in our Initial Response Letter, the Board receives certain disaggregated business unit level information such as revenue and volume as part of the Company’s monthly Director’s Report, trends in the non-alcoholic ready to drink (“NARTD”) category, and updates from the business on various aspects of the Company’s operations (e.g. supply chain productivity, local market initiatives). While there are no measures of income or profit information regularly reviewed by the Board at a geographic business unit level these additional sources of information are used in conjunction with the Company’s consolidated financial information to assist the Board in carrying out its duty as CODM.

With regard to limitations to the CEO’s decision-making authority, the Company has provided summarized extracts above regarding the decision-making authority of the CEO as outlined within our COA. In addition, in relation to resource allocation and evaluation of performance, the Company highlights in the bullets below further areas where the CEO’s decision making authority is limited:

•
The general managers of the Company’s geographic business units report to the CEO and the CEO is responsible for assessing the performance of each general manager. However, it is the Remuneration Committee of the Board that is responsible for setting the compensation and reward packages for these general managers.

•
The ABP process forms the basis of the approved annual spend specific to each geographic business unit. Although the CEO, along with the CFO, is responsible for presenting the annual budget to the Board, no individual budget is considered approved until the final consolidated budget is approved by the Board. The Board directs the CEO and CFO to adjust the proposed budgets when it believes it is necessary to do so.

•
The CEO does not have the decision-making authority to directly approve capital asset acquisition or disposal activity. The approval matrices for these activities involve various committees, and ultimately the Board for activity in excess of €15 million, but not the CEO in an individual approval capacity.

3.
Please describe the types and frequency of financial information that the CEO receives about the five geographical business units. Also, indicate the nature and frequency of any discussions of this information which the CEO provides to the Board

Response
The following table summarizes the types and frequency of information the Company’s CEO receives about the Company’s geographic business units. In general, this information is also provided to the leadership team and other members of the Company’s finance organization:

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Report	Frequency	Content
Daily sales report	Daily	Volumes only showing period, month-to-date, year-to-date, vs budget and prior year, split by business unit
Weekly forecast	Weekly	Estimate of volume, revenue and operating profit by business unit for the current month, comparing to budget and prior year
Monthly flash	Monthly	Final volume, revenue and operating profit by business unit and for the current month, comparing to budget and prior year
Actuals dashboard / Outlook dashboard	Monthly	Analysis of business unit actuals and outlook performance for volume and revenue
P&L dashboard	Monthly	Income statement, volume and revenue reports for actuals and outlook, split by business unit
Financial outlook	Monthly	Consolidated income statement, including EPS and FCF estimates for quarters and the full year
Management Storyboard	Monthly	Integrated report including category, financials, cash flow and functional performance (information taken from dashboard above)

As noted in our Initial Response Letter, the Board receives a Directors Report on a monthly basis. While the Directors Report only contains financial information at a consolidated level, the information contained in the reports above is utilised by the CEO to explain key trends and activities that drive the consolidated results.

In addition to receiving the monthly Directors Report, there is an informal telephonic call held each month in which the Board is invited to discuss and comment on the performance of the Company. The CEO and CFO provide updates on key consolidated financial metrics, trends in the NARTD category, progress against strategic objectives and key organizational initiatives, strategic cost management, and sustainability.

The CEO also has biweekly calls with the Chairman of the Board to discuss operational, business, or governance items impacting the Company.

4.	Please describe the basis for determining the compensation for the general managers of your five geographical business units.

Response
The remuneration of the Company’s general managers of its geographic business units is determined by the Remuneration Committee of the Board in accordance with the Remuneration Policy. While the CEO provides input on the performance of the Company’s general managers, the final determination on their remuneration is reserved for the Remuneration Committee.

The remuneration of the Company’s general managers is made up of a combination of fixed and variable components:

•
The fixed component is determined based upon local market conditions for an equivalent role, as well as any agreed arrangements. This fixed component also includes other standard benefits such as pension contribution that are not directly linked to performance.

•
The majority of the Company’s general manager remuneration is derived from the variable component, which is composed of short-term and long-term incentive elements. The short-term incentive is based on performance against annual targets. The long-term incentive is based upon the achievement of sustainable value creation for the consolidated Company over a number of years. The majority of the total variable component is directly dependent on the consolidated performance and results of the Company, not simply the results from the general manager’s own business unit.

The Company’s Remuneration Committee believes the structure of remuneration for its executive leaders, including the general managers of its geographic business units, supports management and the Board’s focus on the consolidated performance and results of the Company versus focusing on the performance of an individual geographic business unit.

Should you have additional questions or need further information, please do not hesitate to call me at +44 1895 844 534 or Scott Bourgeois at +44 1895 844 055.

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Sincerely,
/s/ Nik Jhangiani
Nik Jhangiani
Senior Vice President, Chief Financial Officer

cc:
Sol Daurella, Chairman of the Board
Garry Watts, Chairman of the Audit Committee
Damian Gammell, Chief Executive Officer
Clare Wardle, General Counsel and Company Secretary
Scott Bourgeois, Chief Accounting Officer and Group Controller
Karl Havers, Partner, EY United Kingdom

Registered in England under number 09717350 - Registered Office: Pemberton House, Bakers Road, Uxbridge, UB8 1EZ